June 9, 2006
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549
Attn:  Matthew J. Benson, Esq.
Re:   Golfsmith International Holdings, Inc. Amendment No. 3 to Registration Statement on
Form S-1 Filed June 1, 2006 (File No. 333-132414)

 Dear Mr. Benson:
On behalf of our client, Golfsmith International Holdings, Inc. (the “Company”), we are writing in connection with the above-referenced registration statement (the “Registration Statement”) in response to your comment provided orally to Colin Diamond of White & Case LLP on June 8, 2006.
Reference is made to our opinion filed as Exhibit 5.1 to the Registration Statement. In accordance with paragraph VIII.A (14) of the Division of Corporation Finance’s November 2000 Current Issues and Rulemaking Projects, we hereby confirm that the reference and limitation in such opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Should you wish to discuss this letter or the Registration Statement at any time, please do not hesitate to contact Mark Mandel at (212) 819-8546 or Colin Diamond at (212) 819-8754 of White & Case LLP.
Very truly yours,
/s/  White & Case LLP
White & Case LLP
cc:  Virginia Bunte, Chief Financial Officer, Golfsmith International Holdings, Inc.